EXHIBIT 99


                                                         ITHACA INDUSTRIES, INC.
                                                         HIGHWAY 268 WEST
                                                         P.O. BOX 620
                                                         WILKESBORO, NC 28697
                                                         (336) 667-5231

Contact for additional information:

Richard P. Thrush
Senior Vice President/CFO
(336) 667-5231 X314

FOR IMMEDIATE RELEASE


               ITHACA INDUSTRIES REPORTS PROFITABLE SECOND QUARTER

             RESULTS FOR FIRST HALF ALSO PROFITABLE ON HIGHER VOLUME


WILKESBORO, N.C., SEPTEMBER 3, 1998--ITHACA INDUSTRIES, INC., one of the nation's largest manufacturers of private-brand men's and women's apparel and women's hosiery products, today announced profitable results for the second quarter of fiscal 1999 ended August 1, 1998.

For the second quarter of fiscal 1999, net sales totaled $67.2 million. This represents an increase of 10.4 percent over last year's second quarter results. Included in this year's second quarter was $8.7 million from Glendale Hosiery Company ("Glendale") which was acquired effective March 24, 1998.

The net income for the second quarter of fiscal 1999 was $783,000 or $0.08 per share versus $1.0 million or $0.10 per share in last year's second quarter.

Gross profit for the second quarter was 16.1 percent versus 16.0 percent for last year's second quarter. This improvement, which was achieved despite the hosiery consolidation costs, resulted primarily from improved sourcing costs in the company's underwear division. SG&A costs this year increased to $7.6 million from $6.4 million primarily due to the incremental volume associated with the Glendale acquisition. As a percent of sales, this year's SG&A was 11.3 percent versus 10.5 percent last year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $4.7 million this year versus $4.8 million for last year's second quarter.

Interest expense increased to $2.2 million in this year's second quarter versus $1.8 million in last year's comparable period due to the borrowings associated with the Glendale acquisition.
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FIRST HALF OPERATIONS PROFITABLE

Revenues for the first half of fiscal 1999 were $127.6 million. This represents an increase of 6.6% over the same period last year. Included in this year's first half revenue was $12.5 million attributable to Glendale.

The net income for the period was $174,000 or $0.02 per share versus $854,000 or $0.09 per share in the prior year's first half.

Gross profit for the first half of fiscal 1999 was 14.5 percent versus 15.0 percent in last year's period. This year's first half results include an additional $300,000 provision for LIFO along with the start-up investment to merge the company's two hosiery divisions. Total selling, general and administrative expenses (SG&A) increased to $14.6 million from $13.2 million last year due primarily to the incremental volume associated with the Glendale acquisition. As a percent of sales, total SG&A was 11.5 percent this year versus
11.0 percent in the comparable year ago period.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $6.9 million versus $7.9 million for last year's first half. The decrease is attributable to the previously mentioned increase in SG&A costs partially offset by increased gross profit dollars.

Interest expense increased to $3.9 million in this year's first half versus $3.5 million last year due to the borrowings associated with the Glendale acquisition.

CONTINUED IMPROVEMENT ANTICIPATED FOR THIRD QUARTER

Jim D. Waller, Ithaca's Chairman, President and Chief Executive Officer stated, "We are gratified by our first half results since they were achieved during a period that saw mixed results in the retail sector along with substantial internal efforts to both finalize the Glendale Hosiery integration and put a new financing package in place."

Waller also stated, "The on-going progress in completing the Ithaca and Glendale hosiery operations consolidation and operating our underwear facilities at full capacity will generate bottom line improvement in the third quarter."

Ithaca Industries, Inc. is one of the largest manufacturers of private-brand men's and women's apparel and women's hosiery products in the United States. Products are sold through a wide range of retail distribution channels and are offered to the public through more than 10,000 customer outlets, including discount stores, department stores, specialty stores, drug stores and supermarkets. Ithaca stock (ITHI) is currently traded via the NASDAQ bulletin board.
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THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE RISKS INCLUDE BUSINESS RISKS SUCH AS CHANGES IN THE PRICE OF RAW MATERIALS, CONCENTRATION OF ITHACA'S PRINCIPAL CUSTOMERS, AVAILABILITY OF LABOR AND COMPETITIVE FACTORS; INDUSTRY RISKS SUCH AS CHANGES IN THE RETAILING INDUSTRY AND SHIFTS IN CONSUMER PREFERENCES; FINANCIAL RISKS SUCH AS LIQUIDITY AND ACCESS TO CAPITAL; INTEGRATION OF THE GLENDALE HOSIERY COMPANY ACQUISITION; AND OTHER RISKS AS SET FORTH FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


         Tables to Follow...
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                                                                               8

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)
                      (In thousands, except per share data)

                                                              Three Months Ended                        Six Months Ended
                                                    --------------------------------------- ---------------------------------------
                                                       August 1, 1998      August 2, 1997      August 1, 1998      August 2, 1997
                                                    ------------------- ------------------- ------------------- -------------------
Net Sales                                           $            67,249 $            60,934 $           127,637 $           119,676

Cost of Sales                                                    56,438              51,187             109,082             101,714
     Gross Profit                                                10,811               9,747              18,555              17,962

Selling, General and Administrative Expenses                      7,594               6,375              14,627              13,164
     Operating Income                                             3,217               3,372               3,928               4,798

Interest Expense                                                 (2,200)             (1,765)             (3,886)             (3,509)

Other Income                                                         90                 127                 123                 319

     Income Before Income Taxes                                   1,107               1,734                 165               1,608

Income Tax (Expense) Benefit                                       (324)               (729)                  9                (754)

Net Income                                                          783               1,005                 174                 854

Basic and Dilutive Net Income Per Common Share      $              0.08 $              0.10 $              0.02 $              0.09

Weighted Average Common Shares Outstanding                       10,400              10,000              10,289              10,000

Supplemental Disclosure - EBITDA                    $             4,675 $             4,826 $             6,940 $             7,880